Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

04024159

31 March 2004

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

SEC MAIL PROCESSING SECTION
RECEIVED
APR 06 2004
WASH, D.C. 158

SUPPL

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
25 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
25 March 2004	Announcement to Australian Stock Exchange Change of Registered Address
29 March 2004	Announcement to Australian Stock Exchange Notification of Share Cancellation
30 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
30 March 2004	Australian Securities and Investments Commission lodgement Form 484 – Change to company details
31 March 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Please note that Lend Lease relocated to a new office on 29 March 2004 (refer ASX announcement on 25 March 2004).

Yours faithfully

S. Sharpe

dlw 4/6

S J Sharpe
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

25 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 24 March 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule3 .8A

Appendix3E

Dailys harebu y-back notice (*except* m inimum holding buy-backa nd selectiveb uy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced1/9/99.Origi n:rule3 .6,App endix7 C. Ame nded30/9/2001.

Name of Entity	ABN
LENDLEAS ECO RPORATION LIMITED	32 00022 622 8

We (thee ntity)give ASXt hefoll owingi nformation.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix3 Cwa s given to ASX	29 May2003

Total ofall sharesbought back, orin relationto whichacceptances have been received, before, ando n, previousday

		Before previous day	Previous day
3	Numbero f shares bought back orif b uy-back is an equal access scheme, in relation to which acceptances have been received	37,104,925	188,150
4	Total consideration paido r payable for thes hares	$363,111,791	$1,930,664

+ See chapter 19 for defined terms.

Appendix3E
Daily share buy-back notice

	Before previous day		Previousday	
5 Ifbuy-bac k is anon- market buy-back	highestp rice paid:	$11.53	highestp rice paid:	$10.32
	date:	4-Nov-03		
	lowest price paid:	$8.20	lowest price paid:	$10.20
	date:	4-Jul-03		
			highest price allowed under rule7 .33:	$10.8507

Participationby directors

6 Deleted30 /9/2001.	

Howmanyshares may stillb ebought back?

7 If thec ompanyha sdisc losed an intentiontobuy backama ximum numberof shares- there maining numberof sharestobebough tbac k	6,159,745

Compliance statement

1. The companyisincom pliancewit h allCorpo rations Lawre quirementsr elevanttothis buy-back.

2. Therei s noi nformation thattheli stingr ulesre quiretobedisclosedthat has not already beendisclo sed, orisnotcontain ed in,ora ttachedto,thisf orm.

Signher e: S. Sharpe .... Date: 25/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

+See ch apterl 9ford efinedte rms.

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

25 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: One (1) page

Dear Sir

Re: Stock Exchange Announcement
Change of Registered Address

In accordance with Listing Rule 3.14, I advise that Lend Lease Corporation Limited will relocate its registered office effective Monday 29 March 2004 to:

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000.

The Company's telephone number is 02 9236 6111 and facsimile number is 02 9383 8154.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

29 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Seven (7) pages

Dear Sir

Re: Stock Exchange Announcement
Notification of Share Cancellation

Attached is a copy of Form 484 lodged with the Australian Securities and Investments Commission today in relation to the cancellation of 3,735,385 ordinary shares pursuant to the Company's on-market share buyback. The current issued capital of Lend Lease Corporation Limited is 406,113,639.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Lend Lease Corporation Limited

ACN/ABN
32 000 226 228

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Sue Sharpe

ASIC registered agent number (if applicable)

Telephone number
02 9236 6117

Postal address
Locked Bag 1
Millers Point NSW 2000

Total number of pages including this cover sheet
6

Please provide an estimate of the time taken to complete this form.
hrs 5 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Susan June Sharpe

Capacity
☐ Director
☒ Company secretary

Signature
S. Sharpe

Date signed
29/03/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — **ss.257H(3)**
- [ ] Minimum holding buy-back by listed company
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	3,735,385	$37,993,176

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

26/02/04
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

☐☐/☐☐/☐☐

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares
ORD	Ordinary Shares	406,113,639	$834,310,065	N/A

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

2 6 / 0 2 / 0 4

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

C4 Changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name:
Given names:

OR

☒ Company name: Lend Lease Corporation Limited

ACN/ARBN/ ABN: 32 000 226 228

Office, unit, level, or PO Box number: Level 4, 30 The Bond

Street number and Street name: 30 Hickson Road

Suburb/City: Millers Point

State/Territory: NSW

Postcode: 2000

Country (if not Australia):

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change: 26/02/04
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry: __ / __ / __
[D D] [M M] [Y Y]

C4 Continued... Further changes to the register of members

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):

- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B)
- If shares are jointly owned, you must also provide names and addresses of all joint owners on a separate sheet (annexure), clearly indicating the share class and with whom the shares are jointly owned

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name ____________ Given names ____________

OR

☐ Company name ____________

ACN/ARBN/ ABN ____________

Office, unit, level, or PO Box number ____________

Street number and Street name ____________

Suburb/City ____________ State/Territory ____________

Postcode ____________ Country (if not Australia) ____________

Earliest date of change
Please indicate the earliest date that any of the following changes occurred.

Date of change
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

The changes are

Share class code	Shares increased by . . . (number)	Shares decreased by . . . (number)	Total number now held	*Total $ paid on these shares	*Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

* Public companies are not required to provide these details

Date of entry of member's name in register
(New members only)

Date of entry
☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

30 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 29 March 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	37,293,075	270,149
4	Total consideration paid or payable for the shares	$365,042,455	$2,778,455

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 04-Nov-03 lowest price paid: $8.20 date: 04-Jul-03	highest price paid: $10.30 lowest price paid: $10.20 highest price allowed under rule 7.33: $10.7730

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	5,889,596

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ...S. Sharpe............... Date: 30/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
Lend Lease Corporation Limited

ACN/ABN
32 000 226 228

Corporate key

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Sue Sharpe

ASIC registered agent number (if applicable)

Telephone number
02 9236-6117

Postal address
Level 4, 30 The Bond
30 Hickson Road, Millers Point NSW 2000

Total number of pages including this cover sheet
3

Please provide an estimate of the time taken to complete this form.
hrs 2 mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Susan June Sharpe

Capacity
☐ Director
☒ Company secretary

Signature
S. Sharpe

Date signed
30/03/04
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

A1 Change of address

This section allows a new address to be applied to one or more purposes (ie registered office, principal place of business, company officeholder or member). You must copy and attach another Section A1 for each new address.

New address
A PO Box is only allowed for a member address

At the office of, C/- (if applicable)

Office, unit, level, or PO Box number (A PO Box is only allowed for a member address)
Level 4, 30 The Bond

Street number and Street name
30 Hickson Road

Suburb/City: Millers Point
State/Territory: NSW

Postcode: 2000
Country (if not Australia):

Date of change
For members' address changes, use the date of change to the members' register

Date of change
2 9 / 0 3 / 0 4
[D D] [M M] [Y Y]

Apply address to
You can apply the new address to one or more of the following — registered office, principal place of business, etc.

[X] **Registered office address**

If the registered office has changed, does the company occupy the premises?

[x] yes

[ ] no

if no, name of occupier?

[ ] Occupier's consent (Select box to indicate the statement below is correct)
The occupier of the premises has consented in writing to the use of the specified address as the address of the registered office of the company and has not withdrawn that consent.

Registered office address
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

[X] **Principal place of business address**

[ ] **Company officeholder's residential address**

1 Family name / Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) / (state/country)

2 Family name / Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) / (state/country)

Member's address
If there are more than 20 members in a share class, only address changes for the top 20 need be notified.

[ ] **Member's address**

1 Family name / Given names

2 Family name / Given names

When a member is a company, not a person

1 Company name (only if a member)

ACN/ ARBN/ ABN

Country of incorporation (if not Australia)

A2 Change of name — officeholders or members

Use this section if an officeholder or member has changed their name.

☐ Director ☐ Alternate director

☐ Secretary ☐ Member

Member's name
If there are more than 20 members in a share class, only name changes for the top 20 need be notified.
Date and place of birth are not required for members.

Personal name change
Eg change by deed poll or marriage. To register a new officeholder go to B1

Their previous name was (provide full given names, not initials)

Family name | Given names

Date of birth
[D D] / [M M] / [Y Y]

Place of birth (town/city) | (state/country)

Their new name is (provide full given names, not initials)

Family name | Given names

Date of change

Date of change
[D D] / [M M] / [Y Y]

Organisation name change (member only)
When a member is a company, not a person, and the company has changed its name

The previous organisation name was

The new organisation name is

ACN/ ARBN/ ABN

Date of change

Date of change
[D D] / [M M] / [Y Y]

A3 Change — ultimate holding company

Use this section if there is a change to the ultimate holding company.

The change is

☐ **There is a new ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has ceased operation as the ultimate holding company**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

☐ **The ultimate holding company has changed its name**

Company name

ACN/ ARBN/ ABN **OR** Country of incorporation (if not Australia)

Date of change

Date of change
[D D] / [M M] / [Y Y]

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 4
30 The Bond
30 Hickson Road
Millers Point NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

31 March 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Lend Lease Corporation Limited advises the on market buyback of 324,096 shares for $3,327,801 on Tuesday 30 March 2004. The highest price paid was $10.27 and the lowest price paid was $10.21. The total maximum number of shares that may be bought back under the buyback is 5,565,500 (refer attached Appendix 3E).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	37,563,224	324,096
4	Total consideration paid or payable for the shares	$367,820,910	$3,327,801

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.27 lowest price paid: $10.21 highest price allowed under rule 7.33: $10.7499

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	5,565,500

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 31/3/04
(~~Director~~/Company secretary)

Print name: S J Sharpe